Prime Companies, Inc.
                                409 Center Street
                               Yuba City, CA 95991
                                  530-755-3580


March 13, 2001


U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404


Re:     Prime Companies, Inc.
        Withdrawal of Registration statement on Form SB-2 filed February 9, 2001 File No. 333-50200


Ladies and Gentlemen:

         On behalf of Prime Companies, Inc. I hereby request that the subject registration statement filed under file number 333-50200 be withdrawn. After consultation with our legal counsel regarding the SB-2 filing, we have determined that it is in the Company's best interests, at this time, to request withdrawal of the above referenced filing because we are anticipating incorporating an amended investment agreement with Swartz Private Equity, LLC in a subsequent SB-2 filing. No securities were offered or sold under this registration statement.

         If you have any questions, please do not hesitate to contact our legal counsel Irving Pfeffer at (415) 296-7272.


Sincerely,

/s/ Stephen Goodman

Stephen Goodman
Corporate Secretary & CFO